Exhibit 1

STOCK TRADING PLAN

This Stock Trading Plan (the “Plan”) is being adopted by Tom & Lynne Kartsotis, as of the date below, to facilitate the sale of 2,500,000 shares of the common stock (the “Shares”) of Fossil, Inc. (“Issuer”) pursuant to the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (“Exchange Act”).

In order to diversify his investment portfolio, Client desires to sell the Shares.  To dispel any inference that the Client is trading in the Shares on the basis of, while using, when in possession of, or when aware of material nonpublic information; or that the trades in the Shares evidence Client’s knowledge of material nonpublic information, or information at variance with Issuer’s statements to investors; Client has determined to instruct Credit Suisse Securities (USA) LLC (“CSSU”) to sell a pre-determined amount of Shares pursuant to the parameters set forth in Exhibit A.  It is the Client’s intent that the Plan comply with the requirements of Rule 10b5-1(c)(1)(i)(B) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and will be interpreted in accordance with the requirements of Rule 10b5-1(c).

CSSU will deduct its reasonable and customary commissions (which are mutually agreed at $.05 cents per share) from the proceeds of sales of Shares under the Plan.

Representations, Warranties and Covenants Regarding Compliance with Rule 10b5-1:

1.             As of the date of this Plan, the Client is not aware of any material nonpublic information regarding Issuer and is not subject to any legal, regulatory or contractual restriction or undertaking that would prevent CSSU from acting upon the instructions set forth in this Plan;

2.             The Client is entering into this Plan in good faith and not as part of any scheme to evade the prohibitions of Rule 10b5-1 adopted under the Exchange Act;

3.             The Client has not entered into, and will not enter into, any corresponding or hedging transaction or position with respect to the Shares;

4.             The Client acknowledges that CSSU may make a market in the Shares and will continue to engage in market-making activities while executing transactions on behalf of the Client pursuant to the Plan; and

5.             The Client may not discuss with CSSU the timing of the trading in the Shares on his behalf (other than to confirm these instructions and describe them if necessary).

6.             The Client agrees to inform CSSU as soon as possible of any of the following:

i) any subsequent restrictions imposed on Client due to changes in the securities (or other) laws or of any contractual restrictions imposed on the Issuer that would prevent CSSU or Client from complying with the Plan, and

ii) the occurrence of any event as set forth in the Plan that would cause the Plan to be suspended or terminated under Section 10 or Section 15 of the Plan, respectively.

Representations, Warranties and Covenants Regarding Compliance with Rule 144 and Rule 145

7.             Client is an affiliate of the Issuer for purposes of Rule 144 under the Securities Act of 1933, as amended (“Securities Act”), and the Shares subject to the Plan may also be restricted securities subject to limitations under Rule 144.  As a result, Client understands that all sales of Shares under the Plan will be made in accordance with the applicable provisions of Rule 144, including the manner of sale provisions.

i) Client requests and authorizes CSSU to complete and file on his/her behalf any Forms 144 (pre-signed by him/her) necessary to effect sales under the Plan.

ii) Client understands and agrees that, upon his/her prompt execution and delivery to CSSU of Form 144, CSSU will make one Form 144 filing at the beginning of each three-month period commencing with the date of the first sale made in connection with the Plan.

iii) Each Form 144 shall state the following: “This proposed sale is made pursuant to a plan intended to comply with Rule 10b5-1(c), previously entered into on March 25, 2009, at which time Tom Kartsotis was not aware of material nonpublic information.”

iv) CSSU will conduct sales pursuant to Rule 144 including applying Rule 144 volume limitations as if the sales under the Plan were the only sales subject to the volume limitations, and complying with the manner of sale requirements of Rule 144.

v) Client agrees not to take any action or to cause any other person or entity to take any action that would require him/her to aggregate sales of Shares subject to the Plan with any other sales of shares as may be required by Rule 144; and not to take any action that would cause the sales of Shares under the Plan not to comply with Rule 144 or Rule 145.

Stock Splits / Reincorporations/ Reorganizations

8.                                       In the event of a stock split or reverse stock split, the quantity and price at which the Shares are to be sold will be adjusted proportionately.

9.             In the event of a reincorporation or other corporate reorganization resulting in an internal Issuer share-for-share exchange of new shares for the Shares subject to the Plan, then the new shares will automatically replace the shares originally specified in the Plan.

Suspension

10.           Sales of Shares pursuant to the Plan shall be suspended where:

i)              trading of the Shares on the principal exchange or market on which the Shares trade is suspended for any reason;

ii)             CSSU, in its sole discretion, determines that there is a legal, regulatory or contractual reason why it cannot effect a sale of Shares; or

iii)            CSSU is notified in writing by the Client or the Issuer that a sale of Shares should not be effected due to legal, regulatory or contractual restrictions applicable to the Issuer or to the Client (including without limitation, Regulation M).

11.           CSSU will resume sales in accordance with the Plan as promptly as practicable after (a) CSSU receives notice in writing from the Client or the Issuer, as the case may be, that it may resume sales in accordance with the formula described in Exhibit A in the case of the occurrence of an event described in Sections 10(iii) or (b) CSSU determines, in its sole discretion, that it may resume sales in accordance with the formula described in Exhibit A in the case of the occurrence of an event described in Sections 10(i) or 10(ii).

12.           Subject to Section 7(iv), shares allocated under the Plan for sale during a period that has elapsed due to a suspension under Section 10 will be carried forward with the next amount of shares to be sold in accordance with the formula described in Exhibit A.

13.           Subject to Section 7(iv), in the event the parameters set forth in Exhibit A provides for an amount of Shares to be sold during a given period pursuant to a limit order, Shares that would otherwise be permitted to be sold during that period but are not sold due to a suspension under Section 10, shall, upon lapse of the suspension, nonetheless be carried forward to be sold with the next amount of Shares to be sold in accordance with the formula described in Exhibit A.

14.           CSSU is released from all liability in connection with any suspension of sales made in accordance with Section 10.

Termination

15.           The Plan shall terminate on the earliest to occur of the following:

i)                                         June 25, 2009; or

ii)                                      the completion of all sales in Exhibit A;

iii)          CSSU’s reasonable determination that: (a) the Plan does not comply with Rule 10b5-1 or other applicable securities laws;

(b) Client has not complied with the Plan, Rule 10b5-1 or other applicable securities laws; or (c) Client has made misstatements in his representations or warranties in Sections 1-6 above that are false or materially inaccurate;

iv)                                  receipt by CSSU of written notice from the Issuer or Client of: (a) the filing of a bankruptcy petition by the Issuer; (b) a merger, recapitalization, acquisition, tender or exchange offer, or other business combination or reorganization resulting in the exchange or conversion of the Shares of the Issuer into shares of a company other than the Issuer; or (c) the conversion of the Shares into rights to receive fixed amounts of cash or into debt securities and/or preferred stock (whether in whole or in part);

v)                                     receipt by CSSU of written notice of Client’s death in a form legally satisfactory to CSSU; or

vi)                                  receipt by CSSU of written notice of termination of the Plan from Client.

Execution, Average Pricing and Pro Rata Allocation of Sales

16.           I agree and acknowledge that:

i)                                         Subject to Section 16(iii), if my order to sell Shares pursuant to the Plan, whether market or limit, is handled by a CSSU trading desk, my order shall be handled as “not held”.  A “not held” or “working order” permits a CSSU trader to use reasonable brokerage judgment, exercising price and time discretion, as to when to execute the order.

ii)                                      Subject to Section 16(iii),CSSU may execute my order: (a) in a single transaction or multiple transactions during the course of the trading day, or (b) it may aggregate my order with other orders for other sellers of the Issuer’s securities that may or may not have been accepted pursuant to a Rule 10b5-1 sales plan, execute them as block or in multiple smaller transactions, and allocate an average price to each seller.

CSSU shall execute sales under the Plan in such a way as to attempt to minimize the negative price impact on the market for the Shares and to attempt to maximize the prices obtained for the Shares sold under the Plan.  CSSU may use its discretion in how to work the order to attempt to achieve the best execution above the minimum price per Share, but at no time will the Client communicate to CSSU any instructions on how to execute the order.

Indemnification

17.           Client agrees to indemnify and hold harmless CSSU and its directors, officers, employees and affiliates from and against all third party claims, losses, damages and liabilities(including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such third party claim) arising out of any breach by Client of the Plan or any violation by Client of applicable federal or state laws or regulations; provided that such claim, loss, damage does not arise out of or relate to (i) CSSU’s breach of the terms of the Plan or (ii) the gross negligence or willful misconduct of CSSU or any indemnified person.  This indemnification shall survive the termination of the Plan.

18.           Client has consulted with his own advisors as to the legal, tax, business, financial and related aspects of, and has not relied upon CSSU or any person affiliated with CSSU in connection with, Client’s adoption and implementation of this Plan.

Section 16 Reporting

CSSU acknowledges that Client is subject to the reporting requirements of Section 16 of the Exchange Act of 1934.  As a result, CSSU will provide information regarding open market transactions under the Plan to a designated third party in accordance with the instructions provided below.

19.           Client authorizes CSSU to transmit information via facsimile and/or email regarding open market transactions under the Plan to:

Name: Randy Hyne

Title: Vice President and General Counsel

Organization:  Fossil Inc.

Fax: 972-498-9615

Email: randyh@fossil.com

i)            Client understands that reasonable efforts will be made to transmit transaction information for open market transactions under the Plan (purchase or sale) by close of business on the day of the purchase or sale, but no later than the close of business on the first trading day following the purchase or sale.

ii)           Client acknowledges that CSSU (a) has no obligation to confirm receipt of any email or faxed information by the designated contact and (b) has no responsibility or liability for filing a Form 4 with the SEC on behalf of Client,or for Client’s compliance with Section 16 of the Exchange Act;

iii)          If any of the above contact information changes, or Client wishes to terminate this authorization, Client will promptly notify CSSU in writing.

Client further authorizes CSSU to transmit transaction information to a third party service provider who will make the information available to his designated representative(s) listed above.

Governing Law

20.           This Plan shall be governed by and construed in accordance with the laws of the State of New York.

Client and Issuer authorize and direct Issuer’s insider trading personnel to take all necessary steps to effect the instructions described in this Plan.

/s/ Tom Kartsotis
Tom Kartsotis
/s/ Lynne Kartsotis
Lynne Kartsotis

March 17, 2009
(Date)

Reviewed and authorized on

March 23, 2009

By:	/s/ Randy S. Hyne	Acknowledged and Agreed
This 18th day of March, 2009:
Name:	Randy S. Hyne
Credit Suisse Securities (USA) LLC
Title:	V.P., G.C., Fossil, Inc.
		By:	/s/ John O’Neill

		Name:	John O’Neill

		Title:	Director